[TYG LETTERHEAD]

June 26, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ed Bartz

Re: Tortoise Energy Infrastructure Corporation – Shelf Registration Statement on Form N‑2 (File Nos. 333-230789 & 811-21462) (the “Registration Statement”)

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, as amended,  Tortoise Energy Infrastructure Corporation (the “Registrant”) hereby requests that the effective date of the  Registration Statement referenced above be accelerated so that it will be declared effective on June 28, 2019 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

Very truly yours,

TORTOISE ENERGY INFRASTRUCTURE CORPORATION

By:	/s/ P. Bradley Adams
Name: P. Bradley Adams
Title: Chief Executive Officer